EXHIBIT 12

Morgan Stanley

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(unaudited)

$ in millions	Nine Months Ended September 30, 2016	2015	2014	2013	2012	2011
Ratio of Earnings to Fixed Charges

Earnings
Income (loss) before income taxes	$6,433	$8,229	$3,235	$3,502	$(29)	$6,647
Add: Fixed charges, net	2,519	2,987	3,935	4,695	6,152	7,128
Income before income taxes and fixed charges, net	$8,952	$11,216	$7,170	$8,197	$6,123	$13,775
Fixed Charges
Total interest expense	$2,333	$2,742	$3,679	$4,414	$5,858	$6,842
Interest factor in rents	186	245	256	281	294	286
Total fixed charges	$2,519	$2,987	$3,935	$4,695	$6,152	$7,128
Ratio of earnings to fixed charges	3.6	3.8	1.8	1.7	1.0	1.9

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Earnings
Income (loss) before income taxes	$6,433	$8,229	$3,235	$3,502	$(29)	$6,647
Add: Fixed charges, net	2,519	2,987	3,935	4,695	6,152	7,128
Income before income taxes and fixed charges, net	$8,952	$11,216	$7,170	$8,197	$6,123	$13,775
Fixed Charges
Total interest expense	$2,333	$2,742	$3,679	$4,414	$5,858	$6,842
Interest factor in rents	186	245	256	281	294	286
Preferred stock dividends	455	610	311	150	96	385
Total fixed charges and preferred stock dividends	$2,975	$3,597	$4,246	$4,845	$6,248	$7,513
Ratio of earnings to fixed charges and preferred stock dividends	3.0	3.1	1.7	1.7	1.0	1.8

Income (loss) before income taxes does not include dividends on preferred securities, income (loss) from discontinued operations, noncontrolling interests and income or loss from equity investees.

Fixed charges consist of interest cost, including interest on deposits, interest from discontinued operations, dividends on preferred securities, and that portion of rent expense to be representative of the interest factor.

Fixed charges do not include interest expense on uncertain tax liabilities as the Firm records these amounts within the Provision for income taxes.

The preferred stock dividends amount represents pre-tax earnings required to cover dividends on preferred stock.